Exhibit 2.1(1)

STOCK PURCHASE AGREEMENT

by and between

PKDM HOLDINGS, INC.

and

ROCK OF AGES CORPORATION

dated as of

January 17, 2008

Exhibit 2.1(2)

Exhibit 2.1(2)

Exhibit 2.1(3)

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PURCHASER

ARTICLE V

COVENANTS

ARTICLE VI

INDEMNIFICATION; SURVIVAL; SOLE REMEDY

ARTICLE VII

DEFINITIONS AND INTERPRETATION

Section 7.1	Definitions	23
Section 7.2	Interpretation	26

Exhibit 2.1(4)

ARTICLE VIII

MISCELLANEOUS

EXHIBITS

Exhibit A	Authorized Retailer, Supply and License Agreement
Exhibit B	Commercial Lease Agreement for office space in Barre, VT
Exhibit C	Commercial Lease Agreement for the Retail Store located in the Visitor's Center in Barre, Vermont
Exhibit D	Balance Sheet

SCHEDULES

Schedule 1.4(a)	Display Inventory
Schedule 1.4(c)	Fixtures And Other Items That Are Warehoused And Included In Jobs-In-Process

Exhibit 2.1(5)

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement, dated as of January 17, 2008, by and between PKDM HOLDINGS, INC., a Kentucky corporation with a principal place of business at 1407 North Dixie Highway, Elizabethtown, Kentucky 42701 ("Purchaser"), and Rock of Ages Corporation, a Delaware corporation with a principal place of business at 772 Graniteville Road, Graniteville, Vermont  05654 ("Shareholder").  Capitalized terms used in this Agreement shall have the meanings assigned to them in Article VII.

W I T N E S S E T H:

WHEREAS, Shareholder holds all of the issued and outstanding capital stock of Rock of Ages Memorials, Inc., a Delaware corporation (the "Company");

WHEREAS, Shareholder has approved, and deems it advisable and in its best interests to consummate, the acquisition of the Company by Purchaser;

WHEREAS, as a material inducement for Shareholder to enter into this Agreement and to consummate said acquisition, Purchaser has agreed to enter into an Authorized Retailer, Supply and License Agreement with Shareholder at the Closing and effective as of December 31, 2007, pursuant to which Purchaser shall purchase from Shareholder all of Purchaser's requirements for (i) branded Memorials and (ii) mausoleums; and

WHEREAS, each of the Boards of Directors of Purchaser and Shareholder has approved, and deems it advisable and in the best interests of its respective shareholders to consummate, the acquisition of the Company by Purchaser, which acquisition is to be effected by the purchase of all of the outstanding capital stock of the Company by Purchaser upon the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF SHARES

Section 1.1              Sale and Transfer of Shares.  Subject to the terms and conditions of this Agreement, at the Closing and effective as of the Effective Date, Shareholder shall sell, convey, assign, transfer and deliver to Purchaser one thousand (1,000) shares of common stock, $.01 par value per share, of the Company (such shares, the "Shares").

Section 1.2              The Purchase Price.  Subject to the terms and conditions of this Agreement, at the Closing, in consideration of the aforesaid sale, conveyance, assignment, transfer and delivery to Purchaser of the Shares, Purchaser will pay to Shareholder Eight Million Dollars ($8,000,000) (the "Purchase Price"), as adjusted in accordance with Section 1.3.

Exhibit 2.1(6)

Section 1.3              Purchase Price Adjustment.  The Purchase Price will be adjusted at the Closing as follows:

    (a)        Downward by $159,777 (the "Customer Deposit Adjustment");

    (b)        Downward by $30,000 which reflects the anticipated cost of leasehold improvements required under the lease agreements for the Valley Station, Kentucky location;

    (c)         Downward by an amount equal to any Company accounts receivable collected since December 31, 2007, and paid to

                                 Shareholder; and

    (d)        Upward by the amount equal to any payroll or other payables of any nature paid by or on behalf of the Company since

                                 December 31, 2007.

Section 1.4              Excluded Assets.  The following assets are excluded from the sale contemplated by this Agreement and shall, on or before the Closing Date, be transferred to the Shareholder or its designee (the "Excluded Assets"):

   (a)        All display inventory listed on attached Schedule 1.4(a) ("Inventory"), which schedule shall identify the location of the

  Inventory and the book value of each item of Inventory as of the Closing Date;

   (b)        All prepaid supplies, books, and sales aides (the "Marketing Material");

   (c)        All unused fixtures and other items that are warehoused and included in jobs-in-process including, without limitation, the items described on Schedule 1.4(c);

   (d)        All Memory Medallion fixtures and materials included in fixed assets.

To the extent that the Company or one of the Company Subsidiaries retains ownership following the Closing of any Excluded Assets existing as of   the Closing Date, the Company and the Company Subsidiaries agree to cooperate with the Shareholder to transfer such assets to the Shareholder.

Section 1.5              Excluded Liabilities.  The Shareholder assumes the following liabilities of the Company and/or any Company Subsidiary (collectively, the "Assumed Liabilities), which Assumed Liabilities shall, on or before the Closing Date, be transferred to the Shareholder:

   (a)        The payable due to Murray Rocco (Methuen, Massachusetts) as of the Effective Date for work performed during 2007;

   (b)        Any and all liabilities and obligations (i) with respect to any pension plan sponsored by the Shareholder or (ii) as of the Effective Date with respect to any Company Plan;

 (c)                Warranty claims with respect to any memorial sourced from Barre, Vermont (i.e. manufactured in Barre or purchased by the Company or a Company Subsidiary from another Person and shipped to Barre en route to a Company or Company Subsidiary customer) by the Company, any Company Subsidiary, or any of their respective predecessors (the Company and the Company Subsidiaries will be solely responsible and liable for any other warranty claims with respect to memorials sourced by the Company, any Company Subsidiary, or any of their respective predecessors from any source other than the Shareholder's Barre, Vermont plant);

(d)               Any and all obligations owed to Paula A. Plante of Barre, Vermont by the Shareholder, Company or any Company Subsidiary as of the Closing Date or triggered by the Closing, including, without limitation, any obligations arising under that certain agreement between the Company and Paula A. Plante dated February 15, 2006;

Exhibit 2.1(7)

(e)                Any and all obligations or liabilities of whatever nature (other than warranty claims which will be addressed in accordance with Section 1.5(c) above) arising from, related to or connected in any way with the Company's former operating divisions named "Clark Memorials of Georgia" and "Uras Monument Company of New Jersey";

(f)                 Any and all obligations and liabilities owed by the Company or any Company Subsidiary to the Shareholder or its Affiliates;

(g)                Any and all obligations, liabilities, cost and expense arising from the real estate defects (including encroachments) described in Section 3.10 of the Disclosure Schedule with respect to the Company's real property in Qwatonna, Minnesota;

(h)                Any and all obligations, liabilities, cost and expense which may arise in the event the Company does not have good title to all real property used by the Company in its operations in Milwaukee, Wisconsin; and

(i)                  Any and all penalties, fines, taxes or other governmental assessments of whatever nature imposed upon the Company or a Company Subsidiary by any Governmental Entity other than the Commonwealth of Kentucky in connection with the compliance matters described in the first paragraph of Section 3.15 of the Disclosure Schedule.

Section 1.6              Consignment of Inventory.  The Shareholder will consign the Inventory to the Purchaser.  As and when the Purchaser sells an item of Inventory, it shall pay to the Shareholder, in cash, the book value of such item of Inventory as of the Effective Date.  If the Purchaser sells, assigns, leases or otherwise transfers or disposes of its interest in any location where Inventory is located, the Purchaser shall, prior to such disposition, pay to the Shareholder the book value as of the Effective Date of all items of Inventory located at such location.  In any event, on or before the tenth (10th) anniversary of the Effective Date, the Purchaser will purchase all remaining consigned Inventory for an amount, in cash, equal to the aggregate book value as of the Effective Date of the remaining Inventory.  The Purchaser shall not relocate the Inventory to any location other than the designated location without the express written consent of the Shareholder.  The Purchaser shall segregate the Inventory from other inventory of the Purchaser and shall not purport to pledge, hypothecate or otherwise grant any interest in the Inventory to any third party.  Contemporaneously with the Closing, the Purchaser shall file and maintain a UCC-1 identifying the Inventory as property of the Shareholder.

Section 1.7              Marketing Material.  The Purchaser will purchase Marketing Materials from the Shareholder on an as-needed basis on terms offered to authorized dealers of the Shareholder generally.

Section 1.8              Commercial Lease Agreements.  At the Closing the Shareholder and the Purchaser will enter into a Commercial Lease Agreement with the Company, guaranteed by the Purchaser, substantially in the form of Exhibit B setting forth the terms and conditions of the Purchaser's use of the Retail Store located in the Visitor's Center in Barre, Vermont.  It is anticipated that the Purchaser will have up to six (6) employees located in Barre, Vermont.  At the Closing the Shareholder and the Purchaser will enter into a Commercial Lease Agreement with the Company, guaranteed by the Purchaser, substantially in the form of Exhibit C setting forth the terms and conditions of the Purchaser's use of a certain portion of the Shareholder's office space in Barre, Vermont.

ARTICLE II

THE CLOSING

Section 2.1              The Closing.  Subject to the terms and conditions of this Agreement, the closing of the sale and transfer of the Shares by Shareholder to Purchaser shall take place contemporaneously with the execution of this Agreement at the offices of Stoll Keenon Ogden, PLLC, 2000 PNC Plaza, 500 West Jefferson Street, Louisville, Kentucky  40202, at 10:00 a.m., Eastern time, on the 17th day of January, 2008, or such other day and time as the parties mutually agree (the "Closing Date").

Exhibit 2.1(8)

Section 2.2              Effective Date. The effective date of the transactions contemplated by this Agreement is December 31, 2007 (the "Effective Date") though the parties agree that the representations and warranties made by the parties herein are made as of the Closing Date.

Section 2.3              Deliveries by Shareholder. Subject to the terms and conditions of this Agreement, at the Closing, Shareholder shall deliver (or cause to be delivered) to Purchaser:

(a)                the certificate representing the Shares, such certificate to be duly and validly endorsed in favor of Purchaser or accompanied by a separate stock power duly and validly executed by Shareholder and otherwise sufficient to vest in Purchaser good and marketable title to the Shares;

(b)               each in form and substance reasonably satisfactory to Purchaser, all third party consents listed on Schedule 2.3(b) of the Disclosure Schedule (such consents, the "Consents");

(c)                a duly executed copy of the Shareholder's certificate described in Section 2.6(c);

(d)               a copy of the Commercial Lease Agreements substantially in the form of Exhibit B and Exhibit C, duly executed by the Shareholder; and

(e)                a copy of the Supply Agreement duly executed by Shareholder.

Section 2.4              Deliveries by Purchaser.  Subject to the terms and conditions of this Agreement, at the Closing, Purchaser shall deliver (or cause to be delivered) to Shareholder:

(a)                the Purchase Price, by wire transfer of immediately available funds to one or more accounts as designated in writing to Purchaser by Shareholder;

(b)               a duly executed copy of the Purchaser's certificate described in Section 2.5(c);

(c)                a copy of the Commercial Lease Agreements substantially in the form of Exhibit B and Exhibit C, duly executed by the Company as tenant and Purchaser as guarantor;

(d)               a Memorandum of Adherence with respect to the certain Letter Agreement between John Keith and the Shareholder, dated October 24, 2007, duly executed by the Purchaser and the Company; and

(e)                a copy of the Supply Agreement duly executed by Purchaser.

Section 2.5              Closing Conditions of Shareholder.  The Shareholder's obligation to sell and convey the Shares to be delivered to Purchaser at the Closing shall be subject to the following conditions precedent:

(a)                Deliverables.  Purchaser shall deliver to the Shareholder each of the items required to be delivered pursuant to Section 2.4;

(b)               Articles of Incorporation and Certificates of Good Standing.  Purchaser shall deliver to Shareholder at Closing: (i) a certified copy of the Purchaser's Articles of Incorporation, as amended, issued by the Secretary of State of Kentucky within fifteen (15) days of the Closing Date, (ii) a Certificate of Good Standing / Legal Existence of the Purchaser issued by the Secretary of Kentucky within fifteen (15) days of the Closing Date, and (iii) the current Bylaws of the Purchaser;

Exhibit 2.1(9)

(c)                Closing Certificate.  Purchaser shall deliver to Shareholder a certificate executed by a duly authorized officer of the Purchaser representing and warranting to Shareholder that each of the Purchaser's representations and warranties in this Agreement is accurate in all respects as of the Closing Date as if made on the Closing Date and Purchaser has performed in all material respects the covenants required to be performed by it prior to Closing;

(d)               Legal Opinions.  At Closing, the Shareholder shall have received from counsel to Purchaser in this transaction, its opinion dated the Closing Date, in form and substance reasonably satisfactory to the Shareholder and its counsel and covering such matters as the Shareholder and its counsel may require;

(e)                Certificate of the Secretary.  The Purchaser shall deliver to the Shareholder at Closing a certificate of the Purchaser's corporate secretary, in a form reasonably acceptable to Shareholder and its counsel, certifying as to the Purchaser's articles of incorporation, bylaws, capitalization, and the incumbency of officers;

(f)                 Resolutions.  The Purchaser shall deliver to the Shareholder at Closing certified resolutions of the Purchaser's board of directors approving this Agreement and the transactions contemplated hereby;  and

(g)                Fairness Opinion.  The Shareholder shall have received from Covington Associates LLC a fairness opinion acceptable to the Shareholder.

Section 2.6              Closing Conditions of the Purchaser.  The Purchaser's obligation to purchase the Shares to be delivered to Purchaser at the Closing shall be subject to the following conditions precedent:

(a)                Deliverables.  Shareholder shall deliver to the Purchaser each of the items required to be delivered pursuant to Section 2.3;

(b)               Articles of Incorporation and Certificates of Good Standing.  Shareholder shall deliver to Purchaser at Closing, with respect to the Shareholder, the Company and each of the Company Subsidiaries: (i) a certified copy of the respective entity's Articles of Incorporation or equivalent, as amended, issued by the Secretary of State of the state in which such entity is currently domiciled within fifteen (15) days of the Closing Date, (ii) a Certificate of Good Standing / Legal Existence of the respective entity issued by the Secretary of State of the state in which such entity is currently domiciled within fifteen (15) days of the Closing Date, and (iii) the current Bylaws of each respective entity;

(c)                Closing Certificate.  Shareholder shall deliver to Purchaser a certificate executed by a duly authorized officer of the Shareholder representing and warranting to Purchaser that each of the Shareholder's representations and warranties in this Agreement is accurate in all respects as of the Closing Date as if made on the Closing Date and Shareholder has performed in all material respects the covenants required to be performed by it prior to Closing;

(d)               Legal Opinions.  At Closing, the Purchaser shall have received from counsel to Shareholder in this transaction, its opinion dated the Closing Date, in form and substance reasonably satisfactory to the Purchaser and its counsel and covering such matters as the Purchaser and its counsel may require;

(e)                Certificate of the Secretary.  The Shareholder shall deliver to the Purchaser at Closing a certificate of the Shareholder's corporate secretary, in a form reasonably acceptable to Purchaser and its counsel, certifying as to the Shareholder's articles of incorporation, bylaws, capitalization, and the incumbency of officers and the articles of incorporation, bylaws, capitalization, and the incumbency of officers of the Company and each Company Subsidiary;  and

(f)                 Resolutions.  The Shareholder shall deliver to the Purchaser at Closing certified resolutions of the Shareholder's board of directors approving this Agreement and the transactions contemplated hereby.

(g)                Material Event.  No Company Material Adverse Effect shall have occurred since the Balance Sheet Date.

Exhibit 2.1(10)

ARTICLE III

REPRESENTATIONS AND
WARRANTIES OF SHAREHOLDER

Shareholder represents and warrants to Purchaser as of the date hereof as set forth in this Article III, subject to such exceptions and disclosures as are set forth in the disclosure schedule delivered by Shareholder to Purchaser (the "Disclosure Schedule") simultaneously with the execution of this Agreement with specific reference to the section of this Agreement to which the information stated in such disclosure relates, provided that (i) disclosure in any section of such Disclosure Schedule shall be deemed to be disclosed with respect to any other section of this Agreement to the extent that it is reasonably apparent that such disclosure is applicable to such other section notwithstanding the omission of a reference or cross reference thereto and (ii) the mere inclusion of an item in such Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.1              Legal Power; Organization; Qualification of Shareholder.  Shareholder is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, has all requisite power and authority to execute and deliver this Agreement and to consummate the Transactions, and has taken all necessary corporate or other action to authorize the execution, delivery and performance of this Agreement.

Section 3.2              Consents and Approvals; No Violations.  Neither the execution and delivery of this Agreement by Shareholder, nor the consummation by Shareholder of the Transactions will (a) conflict with or result in any breach of any provision of the certificate of incorporation or by-laws (or certificate of formation or operating agreement, if applicable) of Shareholder, the Company or any Company Subsidiary; (b) result in a violation or breach of, or constitute a Default under, or require any consent under, any indenture, license, contract, agreement or other instrument or obligation to which Shareholder, the Company or any Company Subsidiary is a party or by which any of them or the Company's or any Company Subsidiary's property or assets is bound; (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Shareholder, the Company, any Company Subsidiary or any of the Company's or any Company Subsidiary's properties or assets; or (d) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity, except in the case of clauses (b), (c) and (d) of this Section 3.2 for any such violation or failure to file or obtain which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.3              Ownership and Possession of the Shares.  Shareholder is the record and beneficial owner of the Shares.  The Shares are owned and held of record and beneficially by Shareholder free and clear of all Encumbrances (other than Permitted Encumbrances).

Section 3.4              Good Title Conveyed. The stock certificates, stock powers, endorsements, assignments and other instruments to be executed and delivered by Shareholder to Purchaser at the Closing will be valid and binding obligations of Shareholder, enforceable in accordance with their respective terms, and will effectively vest in Purchaser good, valid and marketable title to, and ownership of, all the Shares free and clear of all Encumbrances (other than Permitted Encumbrances).

Section 3.5              Authorization; Validity of Agreement.  Shareholder has full corporate power and authority to execute and deliver this Agreement, and to consummate the Transactions.  The execution, delivery and performance by Shareholder of this Agreement and the consummation by it of the Transactions have been duly authorized by Shareholder's Board of Directors, and no other corporate action on the part of Shareholder is necessary to authorize the execution and delivery by Shareholder of this Agreement or the consummation by it of the Transactions.  This Agreement has been duly executed and delivered by Shareholder and, assuming due and valid authorization, execution and delivery thereof by Purchaser, this Agreement is a valid and binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors' rights generally and (b) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

Section 3.6              Capitalization.

Exhibit 2.1(11)

(a)             The Shares represent all of the authorized, issued and outstanding stock of the Company.  All of the Shares are duly authorized, validly issued, fully paid and non-assessable.  Except with respect to the Transactions, there are no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character, relating to the issued or unissued capital stock of the Company or any Company Subsidiary, obligating the Company or any Company Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock of the Company or any Company Subsidiary or any securities exercisable or exchangeable for or convertible into any such shares of capital stock .

(b)               There are no voting trusts or other agreements or understandings to which Shareholder, the Company or any Company Subsidiary is a party with respect to the voting of the capital stock of the Company or any of the Company Subsidiaries.

Section 3.7              Organization; Qualification of Company.  The Company (a) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; (b) has full corporate power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns; and (c) is duly qualified or licensed to do business as a foreign corporation in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary or required by law, except where the failure to be so licensed, qualified or in good standing (or equivalent status) would not reasonably be expected to have a Company Material Adverse Effect.  Shareholder has heretofore delivered to Purchaser complete and correct copies of the certificate of incorporation and by-laws of the Company as presently in effect.

Section 3.8              Company Subsidiaries. Schedule 3.8 of the Disclosure Schedule sets forth the name, jurisdiction of incorporation or formation and authorized and outstanding capital stock (and membership interest if applicable)of each Company Subsidiary and the jurisdictions in which each Company Subsidiary is qualified to do business.  Except for its ownership interest in each Company Subsidiary, the Company does not own, directly or indirectly, any capital stock or other equity securities of any entity or have any direct or indirect equity or ownership interest in any business.  All of the outstanding capital stock (and membership interest) of each Company Subsidiary is owned directly or indirectly by the Company free and clear of all Encumbrances (other than Permitted Encumbrances) and all material claims or charges of any kind, and is validly issued, fully paid and nonassessable.  Each Company Subsidiary (a) is a corporation duly incorporated (or limited liability company validly formed), validly existing and in good standing under the laws of its state of incorporation or formation; (b) has full corporate power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns; and (c) is duly qualified or licensed to do business as a foreign entity in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary or required by law, except where the failure to be so licensed, qualified or in good standing (or equivalent status) would not be reasonably expected to have a Company Material Adverse Effect.

Section 3.9              Books and Records.  The books of account, minute books, stock record books and other records of the Company and the Company Subsidiaries are complete and correct in all material respects and have been maintained in accordance with sound business practices.  True and complete copies of all minute books and all stock record books of the Company and each Company Subsidiary have heretofore been delivered to Purchaser.

Section 3.10          Title to Properties; Encumbrances.  Except for inventory sold since the Effective Date, in the ordinary course of business, each of the Company and each Company Subsidiary has good, valid and marketable title to all the properties and assets that it purports to own (tangible and intangible) free and clear of all Encumbrances (other than Permitted Encumbrances).

Section 3.11          Real Property.  Schedule 3.11 of the Disclosure Schedule sets forth a complete list and the location of all Real Property.  There are no proceedings, claims, disputes pending of which the Shareholder has Knowledge or, to the Knowledge of Shareholder, threatened affecting any Real Property that would reasonably be expected to materially curtail or interfere with the use of such property as it is currently being used.  Except as set forth on Schedule 3.11 of the Disclosure Schedules, neither the whole nor any portion of the Real Property is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor to the Knowledge of Shareholder, has any such condemnation, expropriation or taking been proposed or commenced.

Exhibit 2.1(12)

Section 3.12          Leases.  Schedule 3.12 of the Disclosure Schedule contains a complete list of all Leases.  With respect to each Lease of any real property or personal property to which the Company or any Company Subsidiary is a party (whether as lessee or lessor) (i) such Lease is in full force and effect; (ii) all rents and other monetary amounts that have become due and payable thereunder have been paid by the Company or any Company Subsidiary; (iii) to the Shareholder's Knowledge, there exists no Default under such Lease by the Company or any Company Subsidiary; and (iv) upon receipt of the consents described in Section 2.2(b) of the Disclosure Schedule, the Transactions will not constitute a Default or a cause for termination or modification of such Lease, except as would not have (individually or in the aggregate) a Company Material Adverse Effect.

Section 3.13          Environmental Matters.  Except as set forth on Schedule 3.13 of the Disclosure Schedules, to the Shareholder's Knowledge each of the Company and the Company Subsidiaries is in material compliance with all Environmental Laws.

(a)  (i) There is no pending (as to which the Shareholder has received notice) or,  to the Knowledge of Shareholder, threatened, claim, lawsuit or administrative proceeding against the Company or any Company Subsidiary under or pursuant to any Environmental Law that would reasonably be expected to have a Company Material Adverse Effect; (ii) to the Shareholder's Knowledge, neither the Company nor any Company Subsidiary is subject to any administrative or judicial consent, order or decree in connection with any Environmental Laws; and (iii) the Shareholder has not received written notice from any third party, including any Governmental Entity, alleging that the Company or any Company Subsidiary is in violation, or potentially in violation, of any applicable Environmental Law, which violation is unresolved and would reasonably be expected to have a Company Material Adverse Effect.

(b)  With respect to real property that was formerly or is currently owned or leased by the Company or any Company Subsidiary, to the Knowledge of Shareholder, there have been no unremediated Releases of any Hazardous Material on or underneath any of such real property in violation of any applicable Environmental Laws that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

Section 3.14          Litigation. As of the date hereof, there is no action, suit, inquiry, proceeding or investigation by or before any court or governmental or other regulatory or administrative agency or commission pending of which Shareholder has received notice or, to the Knowledge of Shareholder, threatened against or involving the Company or any Company Subsidiary which would reasonably be expected to have a Company Material Adverse Effect.  As of the date hereof, neither the Company nor any Company Subsidiary is subject to any judgment, order or decree that would reasonably be expected to have (individually or in the aggregate) a Company Material Adverse Effect.

Section 3.15          Compliance with Laws.  To the Knowledge of the Shareholder, and except as disclosed on Schedule 3.15 of the Disclosure Schedule, each of the Company and each Company Subsidiary is (and for the three (3) years prior to the Effective Date has been) in compliance with all laws, statutes, ordinances, codes, rules, regulations, decrees and orders of Governmental Entities (each such laws, statutes, ordinances, codes, rules, regulations, decrees or order, a "Law") applicable to it as of the date hereof, except for such non-compliances as would not reasonably be expected to have (individually or in the aggregate) a Company Material Adverse Effect.

Section 3.16          Employee Benefit Plans.

(a)     Schedule 3.16 of the Disclosure Schedule contains a true and complete list of each deferred compensation, incentive compensation, equity compensation plan, and "welfare" plan, fund or program (within the meaning of § 3(1) of ERISA); each "pension" plan, fund or program (within the meaning of  § 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, policy, agreement, contract or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company or any Company Subsidiary or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), that together with the Company would be deemed a "single employer" within the meaning of § 4001(b) of ERISA, to which the Company or an ERISA Affiliate is a party for the benefit of any employee, former employee, director or former director of the Company or any Company Subsidiary (the "Company Plans").

Exhibit 2.1(13)

(b)     With respect to each Company Plan, Shareholder has heretofore delivered to Purchaser true and complete copies of each of the Company Plans and any amendments thereto (or if the Company Plan is not a written plan, a description thereof), any related trust or other funding vehicle, the latest version of any reports or summaries required under ERISA or the Code including summary plan descriptions and summary material modifications, and the most recent determination letter received from the IRS with respect to each Company Plan intended to qualify under § 401 of the Code.

(c)     No liability under Title IV or § 302 of ERISA has been incurred by the Company, any Company Subsidiary, or any ERISA Affiliate that has not been satisfied in full, and, to the Knowledge of Shareholder, no condition exists that presents a material risk to the Company, or any of its ERISA Affiliates, of incurring any such liability, other than liability for premiums due the Pension Benefit Guaranty Corporation (which premiums have been paid when due).

(d)     Each Company Plan has been operated and administered in accordance with its terms and in accordance with applicable Law, including but not limited to ERISA and the Code, except for noncompliance not reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)     Each Company Plan intended to be "qualified" within the meaning of § 401(a) of the Code has timely applied for or received a favorable IRS determination letter or prototype plan opinion letter with respect to such qualifications.

(f)      There are no pending or, to the Knowledge of Shareholder, threatened material claims by or on behalf of any Company Plan, by any employee, beneficiary or alternate payee covered under any such Company Plan with respect to such Company Plan, or otherwise involving any such Company Plan (other than routine claims for benefits) against the Company or any Company Subsidiary.

(g)     No "defined benefit plan" (as defined in Section 414(j) of the Code) or any "single‑employer plan," within the meaning of Section 4001(a)(15) of ERISA, maintained at any time by the Company or any of the Company Subsidiaries, or the single‑employer plan of any entity which is considered one employer with the Company or any of the Company Subsidiaries under Section 4001 of ERISA or Section 414 of the Code or Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate"), has an "accumulated funding deficiency" within the meaning of Section 412 of the Code or Section 302 of ERISA.  With respect to any Company Plans which are "employee benefit pension plans," Company has timely made or accrued on the Balance Sheet all contributions required by Law (including, without limitation, the funding standards described in Section 412 of the Code and Title I, Subtitle B, Part 3 of ERISA) or required under the terms of the subject Company Plan.  None of Company or any of the Company Subsidiaries has provided, or, to Shareholder's Knowledge, is required to provide, security to any single‑employer plan of an ERISA Affiliate pursuant to Section 401 (a)(29) of the Code.

(h)     None of the Company or any of the Company Subsidiaries has, with respect to any of the Company Plans, nor has any administrator of any of the Company Plans, the related trusts or any trustee thereof, engaged in any prohibited transaction (within the meaning of Section 406 of ERISA and Section 4975(c) of the Code) which would subject Company or any of the Company Subsidiaries, any of the Company Plans, any administrator or trustee or any party dealing with any of the Company Plans or any such trusts, to a Tax on prohibited transactions imposed by ERISA, Section 4975 of the Code, or to any other liability under ERISA or result in a Company Material Adverse Effect.

(i)         None of the Company or any of the Company Subsidiaries has any liability for retiree health and life benefits under any of the Company Plans except as required by Law.

Exhibit 2.1(14)

Section 3.17          Taxes.

(a)     Each of the Company and each Company Subsidiary has timely filed, or caused to be filed, (taking into account any valid extensions) all material Tax Returns required to be filed by it with the appropriate Governmental Entity and all such Tax Returns were true, complete and correct in all material respects.

(b)     All material Taxes due and payable by the Company or any Company Subsidiary have been duly and timely paid, except (i) to the extent failure to do so would not reasonably be expected to have a Company Material Adverse Effect or (ii) those that are being contested in good faith by appropriate proceedings, so long as adequate reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor if such reserves or provisions shall have been deemed necessary by the Company or such Company Subsidiary, as applicable, in accordance with GAAP.

(c)     There are no material liens for Taxes upon the assets of the Company or any Company Subsidiary except for statutory liens for Taxes not yet due or payable.

(d)     All material Tax withholding and deposit obligations imposed on or with respect to the Company and the Company Subsidiaries (including any withholding with respect to wages or other amounts paid to employees) have been satisfied in full in all material respects.

(e)     There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitation applicable to the assessment or collection of any Taxes against the Company or any Company Subsidiary.

(f)      Neither the Company nor any Company Subsidiary is a party or is bound by any material Tax sharing agreement (other than any such agreement between or among the Company and the Company Subsidiaries or between or among any Company Subsidiaries).

(g)     Neither the Company nor any Company Subsidiary has been a member of any affiliated group filing a consolidated federal income Tax Return (other than any such group the common parent of which was the Company).

(h)     There is no audit examination, deficiency or refund proceeding respecting the Company or any Company Subsidiary pending (or, to the Knowledge of Shareholder, threatened) with respect to any Taxes.

Section 3.18          Intellectual Property.

(a)     Except as set forth on Schedule 2.3(b) of the Disclosure Schedules, the Company or a Company Subsidiary owns, or is licensed or otherwise possesses, the right to use the Intellectual Property that is used in the business of the Company and the Company Subsidiaries as currently conducted.

(b)     To the Knowledge of Shareholder, the conduct of the business of the Company and the Company Subsidiaries as currently conducted does not infringe any Intellectual Property right of any third party.

(c)     There is no pending (of which the Company has received notice) or, to the Knowledge of Shareholder, threatened, claim, lawsuit or administrative proceeding against the Company or any Company Subsidiary asserting that the Company or any Company Subsidiary is infringing any Intellectual Property right of any third party, and, to the Knowledge of Shareholder, neither the Company nor any Company Subsidiary has received notice of any such threatened claim.

(d)     Except as set forth on Section 3.18 of the Disclosure Schedules, to the Knowledge of Shareholder, no third party is infringing, misappropriating, or otherwise violating any Intellectual Property owned by the Company or any Company Subsidiary.

Exhibit 2.1(15)

Section 3.19          Labor Matters.  Schedule 3.19 of the Disclosure Schedule sets forth the name, position, rate of pay, employer and length of service of each employee of the Company and Company Subsidiaries.  Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, as of the date hereof: (i) there is no labor strike, dispute, slowdown, stoppage or representation petition brought before the National Labor Relations Board pending, or, to the Knowledge of Shareholder, threatened, against the Company or any Company Subsidiary, (ii) to the Shareholder's Knowledge, neither the Company nor any Company Subsidiary is engaged in any unfair labor practice and (iii) to the Shareholder's Knowledge, there are no administrative charges or court complaints against the Company or any Company Subsidiary concerning employees or former employees of the Company or any Company Subsidiary and alleging employment discrimination, violations of occupational safety and health requirements or other employment related matters, whether pending or, to the Knowledge of Shareholder, threatened before a court of competent jurisdiction, the U.S. Equal Employment Opportunity Commission or any other Governmental Entity.

Section 3.20          Balance Sheet.  Shareholder has delivered to the Purchaser a copy of the consolidated balance sheet (including related notes and schedules, if any) of Company as of December 31, 2007 in the form attached hereto as Exhibit D (the "Balance Sheet") (December 31, 2007 is referred to herein as the "Balance Sheet Date").  The Balance Sheet was (i) prepared from the records of Company and/or each Company Subsidiary; (ii) was prepared in all material respects in accordance with GAAP consistently applied; and (iii) accurately presents, in all material respects, the Company's and each Company Subsidiary's financial condition. None of the Company or any of the Company Subsidiaries has any liabilities that are reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, except liabilities which are reflected on, or accrued or reserved against in, the Balance Sheet.

Section 3.21          Material Contracts.  None of the Company, any Company Subsidiary or any of their respective assets, businesses or operations is a party to, is bound or affected by, or receives benefits under, (i)  to the actual knowledge of Shareholder any Contract relating to the borrowing of money by the Company or any of the Company Subsidiaries or the guarantee by the Company or any of the Company Subsidiaries of any such obligation or (ii) any Contracts which prohibit or restrict the Company or any of the Company Subsidiaries from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person.  Except for instances which individually or in the aggregate are not reasonably likely to have a Company Material Adverse Effect, with respect to each Company or Company subsidiary Contract to the Company's Knowledge: (i) the Contract is valid and in full force and effect in accordance with its terms; (ii) none of the Company or any Company Subsidiary is in Default thereunder; (iii) none of the Company or any Company Subsidiary has repudiated or waived any material provision of any such contract; (iv) no other party to any such contract is, to the Knowledge of the Company, in Default in any respect or has repudiated or waived any material provision thereunder; (v) no event or condition has occurred or exists (or is alleged to have occurred or existed) which constitutes (or with the lapse of time might constitute) a Default; and (vi) the Transactions will not constitute a Default thereunder.

Section 3.22          Brokers or Finders.  No broker, investment banker, financial advisor or other third party is entitled to any broker's, finder's, financial advisor's or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of Shareholder, the Company or any Company Subsidiary.

Except for the representations and warranties of Shareholder expressly set forth in this Agreement, neither Shareholder nor any other Person makes any other express or implied representation or warranty on behalf of Shareholder or otherwise.

Exhibit 2.1(16)

 ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PURCHASER

Purchaser represents and warrants to Shareholder as of the date hereof as set forth in this Article IV that:

Section 4.1              Organization.  Purchaser is a Kentucky corporation, duly organized, validly existing and in good standing under the laws of Kentucky and has all requisite corporate or other power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority, and governmental approvals would not have, individually or in the aggregate, a material adverse effect on Purchaser's ability to consummate the Transactions or otherwise satisfy its obligations hereunder.

Section 4.2              Authorization; Validity of Agreement.  Purchaser has full corporate power and authority to execute and deliver this Agreement and to consummate the Transactions.  The execution, delivery and performance by Purchaser of this Agreement and the consummation of the Transactions have been duly authorized by the Board of Directors of Purchaser, and no other corporate action on the part of Purchaser is necessary to authorize the execution and delivery by Purchaser of this Agreement or the consummation of the Transactions.  This Agreement has been duly executed and delivered by Purchaser, and, assuming due and valid authorization, execution and delivery hereof by Shareholder, is a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors' rights generally and (ii) the availability of the remedy of specific performance or injunctive or other forms of equitable relief may be subject to equitable defenses and would be subject to the discretion of the court before which any proceeding therefor may be brought.

Section 4.3              Consents and Approvals; No Violations.  Neither the execution and delivery of this Agreement by Purchaser, nor the consummation by Purchaser of the Transactions will (a) conflict with or result in any breach of any provision of the articles of incorporation or by-laws of Purchaser; (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or require any consent under, any indenture, license, contract, agreement or other instrument or obligation to which Purchaser is a party or by which any of its property or assets is bound; (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Purchaser or any of Purchaser's properties or assets; or (d) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity, except in the case of clauses (b), (c) and (d) of this Section 4.3 for any such violation or failure to file or obtain which, individually or in the aggregate, would not have a material adverse effect on Purchaser's ability to consummate the Transactions or otherwise satisfy its obligations hereunder.

Section 4.4              Investment Representation.

(a)                Purchaser is acquiring the Shares for investment and not with a view toward, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the Shares.  Purchaser agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under such Securities Act and such laws.

(b)               Purchaser is able to bear the economic risk of holding the Shares for an indefinite period, and has knowledge and experience in financial and business matters such that it is capable of evaluating the risks of the investment in the Shares.

Section 4.5              Sufficient Funds.  Purchaser has available, or has made arrangements to obtain (through existing credit arrangements or otherwise), sufficient funds to acquire all of the Shares to be purchased pursuant hereto and to pay all fees and expenses related to the Transactions.

Section 4.6              Litigation. There is no action, suit, inquiry, proceeding or investigation by or before any court or governmental or other regulatory or administrative agency or commission pending of which Purchaser has received notice or, to the Knowledge of Purchaser, threatened against or involving Purchaser that, individually or in the aggregate, would have or would reasonably be expected to impede the ability of Purchaser to complete the Closing or consummate the Transactions in any respect or otherwise satisfy its obligations hereunder.

Exhibit 2.1(17)

Section 4.7              Investigation by Purchaser; Shareholder's Liability.  Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, software, technology and prospects of the Company and the Company Subsidiaries, which investigation, review and analysis was done by Purchaser and its Affiliates and, to the extent Purchaser deemed appropriate, by Purchaser's representatives.  Purchaser acknowledges that it and its representatives have been provided adequate access to the personnel, properties, premises and records of the Company and the Company Subsidiaries for such purpose.  In entering into this Agreement, Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any factual representations of Shareholder or Shareholder's representatives (except the specific representations and warranties of Shareholder set forth in Article III), and Purchaser:

(a)                acknowledges that none of Shareholder (except to the extent that Purchaser is entitled to indemnification under Articles V and VI), the Company, the Company Subsidiaries or any of their respective directors, officers, shareholders, employees, Affiliates, controlling persons, agents, advisors or representatives makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information  (including in presentations by Shareholder's management or otherwise)  provided or made available to the Purchaser or its directors, officers, employees, Affiliates, controlling persons, agents or representatives, and

(b)                agrees, to the fullest extent permitted by law, that none of Shareholder, the Company, the Company Subsidiaries or any of their respective directors, officers, employees, shareholders, Affiliates, controlling persons, agents, advisors or representatives shall have any liability or responsibility whatsoever to Purchaser or its directors, officers, employees, Affiliates, controlling persons, agents or representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information provided or made available, or statements made (including in materials furnished in presentations by Shareholder's management or otherwise), to Purchaser or its directors, officers, employees, Affiliates, controlling persons, advisors, agents or representatives (or any omissions therefrom), including in respect of the specific representations and warranties of Shareholder set forth in this Agreement, except that the foregoing limitations shall not apply to Shareholder insofar as Shareholder makes the specific representations and warranties set forth in Article III, but always subject to the limitations and restrictions contained in Article VI.

Section 4.8              Balance Sheet.  Purchaser agrees and acknowledges that the values assigned to the assets of the Company on the Company Balance Sheet accurately represents, in all material respects, the value of such assets.

Section 4.9              Brokers or Finders.  Neither Purchaser nor any of its Affiliates has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other firm or Person to any broker's or finder's fee or any other commission or similar fee in connection with any of the Transactions.

Except for the representations and warranties of Purchaser expressly set forth in this Agreement, neither Purchaser nor any other Person makes any other express or implied representation or warranty on behalf of Purchaser or otherwise.

Exhibit 2.1(18)

ARTICLE V

COVENANTS

Section 5.1              Confidentiality.

(a)                The provisions of the Confidentiality Agreement shall terminate as of the Closing Date.

Section 5.2              Employee Benefits.

(a)                Purchaser shall indemnify and hold harmless the Shareholder for any claim or loss arising from the termination or deemed termination of the Retained Employees following the Effective Date.

(b)               The Purchaser acknowledges that the employees of the Company and the Company Subsidiaries will not longer be participants in the 401(k) Plan sponsored by the Shareholder.

Section 5.3              Subsequent Actions.  If at any time after the Closing any additional instruments of conveyance or assignments are reasonably necessary to vest or confirm ownership (of record or otherwise) in Purchaser, its right, title or interest in, to or under any or all of the Shares as contemplated by Section 1.1, Shareholder shall execute and deliver all such instruments of conveyance or assignments as may be reasonably requested by Purchaser in order to vest or confirm any and all right, title and interest in, to and under any or all of the Shares.

Section 5.4              Publicity.  The initial press release with respect to the execution of this Agreement shall be a joint press release acceptable to Purchaser and Shareholder.

Section 5.5              Tax Matters.

(a)                Section 338(h)(10)Election; Payment of Taxes.  (i) Shareholder and Purchaser hereby agree that each will take all actions necessary to effect elections under Section 338(h)(10) of the Code and any comparable elections under state or local income tax law with respect to the sale and purchase of the Shares under this Agreement (each a "Section 338(h)(10) Election").  Purchaser and Shareholder each represent and warrant to the other that it is qualified to make such election.  Purchaser and Shareholder further agree to (i) allocate the Purchase Price among the assets of the Company that are deemed to have been acquired pursuant to Section 338(h)(10) of the Code and comparable state income tax provisions in a manner consistent with the asset allocation schedule as prepared by Purchaser and set forth in Schedule 5.5(a) attached hereto (the "Section 338 Asset Allocation Schedule") and (ii) exchange,  complete and properly execute copies of Internal Revenue Service Form 8023, the required schedules related thereto, and comparable state forms and schedules, all of which have been prepared on a basis consistent with the Section 338 Asset  Allocation  Schedule.  If any changes are required to be made to these forms or schedules (including the Section 338 Asset Allocation Schedule) as a result of the valuation of fixed assets to be undertaken by Purchaser after the Closing or of information that becomes available after the Closing Date, the parties shall promptly and in good faith reach an agreement as to the precise changes required to be made.  Purchaser will prepare and file all further documents and materials necessary in connection with making a Section 338(h)(10) Election, and Shareholder agrees to assist Purchaser and cooperate with Purchaser in connection therewith.

(ii)        Purchaser and Shareholder will prepare and file all tax returns and reports with respect to taxes including if necessary, Internal Revenue Service Form 8883 and/or 8594 and comparable state forms in a manner consistent with the Section 338(h)(10) Election and the valuation of the assets as set forth in the Section 338 Asset Allocation Schedule.  All taxes imposed on the deemed sale of assets resulting from the Section 338(h)(10) Election will be included in Shareholder's tax returns as applicable and will be paid by Shareholder.

Exhibit 2.1(19)

(b)               Indemnification.

(i)                  Shareholder's Indemnification of Purchaser. Shareholder shall indemnify Purchaser from, against and in respect of (A) any Taxes imposed on the Company and any Company Subsidiary with respect to any taxable period ending on or before the Closing Date and for any Taxes imposed on or with respect to the Company for the period through the Closing Date in the case of taxable periods commencing before the Closing Date and ending after the Closing Date (the "Straddle Period"); and (B) any Transfer Taxes for which Shareholder is liable pursuant to Section 5.5(f).

(ii)                Purchaser's Indemnification of Shareholder. Purchaser shall indemnify Shareholder from, against and in respect of any liability of Shareholder or its subsidiaries for (A) any Taxes imposed on the Company with respect to any taxable period beginning after the Closing Date and for Taxes for any period after the Closing Date in the case of the Straddle Period; and (B) any Transfer Taxes for which Purchaser is liable pursuant to Section 5.5(f).

(c)                Proration of Taxes and Earnings and Profits. To the extent permitted by law or administrative practice, the taxable years of the Company and the Company Subsidiaries shall end on and include the Closing Date.  Whenever it is necessary to determine the liability for Taxes, or the earnings and profits, of the Company or any Company Subsidiary for a portion of a taxable year or period that begins before and ends after the Closing Date, the determination of the Taxes or the earnings and profits for the portion of the year or period ending on, and the portion of the year or period beginning after, the Closing Date shall be determined by assuming that the taxable year or period ended on and included the Closing Date, except that exemptions, allowances or deductions that are calculated on an annual basis and annual property taxes shall be prorated on the basis of the number of days in the annual period elapsed through the Closing Date as compared to the number of days in the annual period elapsing after the Closing Date.

(d)               Tax Returns.

(i)                  Shareholder shall prepare, or cause to be prepared, and file or cause to be filed when due Tax Returns with respect to the Company and the Company Subsidiaries for any taxable period, or portion thereof, ending on or before the Closing Date which are required or permitted by law or administrative practice to be filed with respect to a taxable period, or portion thereof, ending on or before the Closing Date.

(ii)                Except as is provided in paragraph (d)(i) above, Purchaser shall prepare, or cause to be prepared, and file or cause to be filed when due all other Tax Returns with respect to the Company and the Company Subsidiaries required to be filed after the Closing Date.

(iii)               If either Purchaser or Shareholder may be liable for any material portion of the Tax payable in connection with any Tax Return to be filed by the other, the party responsible under this Agreement for filing such return (the "Preparer") shall prepare and deliver to the other party (the "Payor") a copy of such return and any schedules, work papers and other documentation then available that are relevant to the preparation of the portion of such return for which the Payor is or may be liable hereunder not later than forty-five (45) days before the Due Date. The Preparer shall not file such return until the earlier of either the receipt of written notice from the Payor indicating the Payor's consent thereto, or the Due Date.

Exhibit 2.1(20)

The Payor shall have the option of providing to the Preparer, at any time at least fifteen (15) days prior to the Due Date, written instructions as to how the Payor wants any, or all, of the items for which it may be liable reflected on such Tax Return. The Preparer shall, in preparing such return, cause the items for which the Payor is liable hereunder to be reflected in accordance with the Payor's instructions (unless, in the opinion of tax counsel to the Preparer, complying with the Payor's instructions would likely subject the Preparer to any criminal penalty or to civil penalties under sections 6662 through 6664 of the Code or similar provisions of applicable state, local or foreign laws) and, in the absence of having received such instructions, in accordance with past practice.

If the Preparer fails to satisfy its obligations pursuant to this Section 5.5(d), the Payor shall have no obligation to indemnify the Preparer for any Taxes which are reflected on any such Tax Return or any related loss, and shall retain any and all remedies it may otherwise have which arise out of such failure.

(e)                  Contest Provisions.

 (i)                    Notification of Contests. Each of Purchaser, on the one hand, and Shareholder, on the other hand (the "Recipient"), shall notify the other party in writing within fifteen (15) days of receipt by the Recipient of written notice of any pending or threatened audits, adjustments or assessments (a "Tax Audit") which are likely to affect the liability for Taxes of such other party.  If the Recipient fails to give such prompt notice to the other party it shall not be entitled to indemnification for any Taxes arising in connection with such Tax Audit if such failure to give notice adversely affects the other party's right to participate in the Tax Audit.

(ii)                Which Party Controls.

(A)         Shareholder's Items. If such Tax Audit relates to any taxable period ending on or before the Closing Date, Shareholder shall at its expense control the defense and settlement of such Tax Audit.

(B)        Purchaser's Items. If such Tax Audit relates to any Taxable Period beginning after the Closing Date, Purchaser shall at its expense control the defense and settlement of such Tax Audit.

(C)        Combined and Mixed Items. If such Tax Audit relates to Taxes for any Straddle Period, to the extent practicable Tax Items relating to the pre-Closing portion of the Straddle Period or the post-Closing portion of the Straddle Period will be distinguished and each party will control the defense and settlement of those Taxes for which it is liable.

If such Tax Audit relates to Taxes for any Straddle Period, and any Tax Item can not be identified as being a liability of only one party or cannot be separated from a Tax Item for which the other party is liable, the party which has the greater potential liability for those Tax Items that cannot be so attributed or separated (or both) shall control the defense and settlement of the Tax Audit, provided that such party defends the items as reported on the relevant Tax Re turn.

(D)        Participation Rights. Any party whose liability for Taxes may be affected by a Tax Audit, whether or not defense of such Tax Audit is controlled by such party, shall be entitled to participate at its expense in such defense and to employ counsel of its choice at its expense.

(f)                 Transfer Taxes. All Transfer Taxes shall be borne equally by Shareholder and Purchaser.  Notwithstanding Section 5.5(d), which shall not apply to Tax Returns relating to Transfer Taxes, any Tax Returns that must be filed in connection with Transfer Taxes shall be prepared and filed when due by the party primarily or customarily responsible under the applicable local law for filing such Tax Returns, and such party will use its reason able efforts to provide such Tax Returns to the other party at least ten (10) days prior to the Due Date for such Tax Returns.

Exhibit 2.1(21)

(g)                Purchaser's Claiming, Receiving or Using of Refunds and Overpayments – Post Closing Payments. If, after the Closing, Purchaser or the Company or any Company Subsidiary (A) receives any refund, or (B) utilizes the benefit of any over payment of Taxes which, in each case (A) and (B), (x) relates to Taxes paid by Shareholder or the Company or any Company Subsidiary (or indemnified by Shareholder) with respect to a taxable period ending on or before the Closing Date or the pre-Closing portion of any Straddle Period, or (y) is the subject of indemnification by Shareholder pursuant to this Agreement, Purchaser shall promptly transfer, or cause to be transferred, to Shareholder the entire amount of the refund or overpayment (including interest) received or utilized by Purchaser or the Company or any Company Subsidiary. Purchaser agrees to notify Shareholder within fifteen (15) days following the discovery of a right to claim any such refund or overpayment and the receipt of any such refund or utilization of any such overpayment.  Purchaser agrees to claim any such refund or to utilize any such overpayment as soon as possible and to furnish to Shareholder all information, records and assistance necessary to verify the amount of the refund or overpayment.

(h)                Resolution of All Tax-Related Disputes. In the event that Shareholder and Purchaser cannot agree on the calculation of any amount relating to Taxes or the interpretation or application of any provision of this Agreement relating to Taxes, such dispute shall be resolved by an accounting firm mutually acceptable to each of Shareholder and Purchaser, whose decision shall be final and binding upon all persons involved and whose expenses shall be shared equally by Shareholder and Purchaser.

(i)                  Post-Closing Actions Which Affect Shareholder's Liability for Taxes.

(i)                    Purchaser shall not permit the Company or any Company Subsidiary to take any action on the Closing Date which could materially increase Shareholder's liability for Taxes (including any liability of Shareholder to indemnify Purchaser for Taxes pursuant to this Agreement).

(ii)                Except to the extent required by law, neither Purchaser, the Company, any Company Subsidiary, nor any Affiliate of either of them shall, without the prior written consent of Shareholder, amend any Tax Return (with respect to any Tax Item of the Company or any Company Subsidiary) filed by, or with respect to, the Company or any of Company Subsidiary for any taxable period, ending on or before the Closing Date or for any Straddle Period.

(j)                 Maintenance of Books and Records. Until the applicable statute of limitations (including periods of waiver) has expired for any Tax Returns filed or required to be filed covering the periods ending on or before the Closing Date and for Straddle Periods, Purchaser shall retain all Tax-related books and records (including Tax Returns with respect to the Company and any Company Subsidiary) in existence on the Closing Date, and after the Closing Date, will provide (at Shareholder's expense) Shareholder access to such books and records for inspection and copying by Shareholder and its representatives during normal business hours upon reasonable request and upon reasonable notice.  After the expiration of such statute of limitations, no such books and records shall be destroyed by Purchaser without first advising Shareholder in writing detailing the contents of any such books and records and giving Shareholder at least ninety (90) days to obtain possession thereof.

(k)               Assistance and Cooperation. The parties agree that, after the Closing Date:

(i)                    Each party hereto shall assist (and cause their respective affiliates to assist) the other party in preparing any Tax Returns which such other party hereto is responsible for preparing and filing;

(ii)                The parties hereto shall cooperate fully in preparing for any Tax Audits, or disputes with taxing authorities, relating to any Tax Returns or Taxes of the Company or any Company Subsidiary, including providing access to relevant books and records (including Tax Returns with respect to the Company or any Company Subsidiary) relating to Taxes in accordance with Section 5.5(j);

(iii)               The parties shall make available to each other and to any taxing authority as reasonably requested all relevant books and records relating to Taxes;

Exhibit 2.1(22)

(iv)              Each party shall promptly furnish the other party with copies of all relevant correspondence received from any taxing authority in connection with any Tax Audit or information request relating to Taxes for which such other party may have an indemnification obligation under this Agreement; and

(v)                Except as otherwise provided herein, the party requesting assistance or cooperation shall bear the other party's out-of-pocket expenses in complying with such request to the extent that those expenses are attributable to fees and other costs of unaffiliated third-party service providers.

(l)                  Applicability of this Section 5.5. This Section 5.5 alone shall govern the procedure for all Tax indemnification claims, notwithstanding any provision of Article VI.

(m)              Maintenance of Books and Records.  Until the applicable statute of limitations (including periods of waiver) has expired for any Tax Returns filed or required to be filed covering the periods ending on or before the Closing Date or commencing before the Closing Date and ending after the Closing Date, Purchaser shall retain all Tax-related books an records (including Tax Returns with respect to the Company and the Company Subsidiaries) in existence on the Closing Date, and, after the Closing Date, will provide (at Shareholder's expense) Shareholder access to such books and records for inspection and copying by Shareholder and its representatives during normal business hours upon reasonable request and upon reasonable notice.  After the expiration of such statute of limitations, no such books and records shall be destroyed by Purchaser without first advising Shareholder in writing detailing the contents of any such books and records and giving Shareholder at least ninety (90) days to obtain possession thereof.

Section 5.6              Prior Knowledge.  No breach by Shareholder of any representation, warranty, covenant, agreement or condition of this Agreement shall be deemed to be a breach of this Agreement for purpose of Article VI, and neither Purchaser nor any of its Affiliates shall have any claim or recourse against Shareholder or its Affiliates, directors, officers, employees, controlling persons, agents, advisors or representatives with respect to such breach, under Article VI, if Purchaser or any of its Affiliates had actual knowledge thereof.

Section 5.7              Post-Closing Cooperation.  In case at any time after the Closing Date any further action is necessary to carry out the terms of this Agreement, each party hereto shall use commercially reasonable efforts to take, or cause its proper officers or directors to take, all such necessary actions.  Purchaser shall, and hereby does, assume and agree to cause Company and each Company Subsidiary, as applicable, to pay, perform and discharge when due all liabilities arising, and all obligations of Company or any Company Subsidiary to be performed, under any and all Contracts.

Section 5.8              Information Systems.  The Purchaser will be responsible for relocating the three (3) computer servers used exclusively by the Company it's the Company Subsidiaries from Barre, Vermont to a location in Kentucky designated by the Purchaser.  The Purchaser will be solely responsible for any conversion of the data and information systems to meet the Purchaser's needs, and will be solely responsible for any costs relating to such transfer or conversion.  Notwithstanding the forgoing, the Shareholder will provide reasonable transition assistance with respect to the relocation of information systems for up to sixty (60) days following the Closing at the Purchaser's request; provided that following such sixty (60) day period the Purchaser will compensate the Shareholder at prevailing rates for any additional transition assistance provided.  The Shareholder will use all reasonable efforts to effect a transfer, assignment or sublicense to the Company of the Navision software used by the Company and Company Subsidiaries licensed to the Shareholder.

Section 5.9              Inspection Rights.  For the purpose of auditing the Purchaser's compliance with its obligations under Section 1.6 (Consignment of Inventory), the Shareholder, and such agents, advisors and counsel as the Shareholder may designate, may, at its expense and at reasonable times and with reasonable prior notice during normal business hours, visit and inspect any of the properties of the Company and the Company Subsidiaries, examine the books of account of the Company and the Company Subsidiaries, take extracts therefrom and discuss the affairs, finances and accounts of the Company and the Company Subsidiaries, with their respective officers and employees and public accountants (and by this provision the Company hereby authorizes said accountants to discuss with the Shareholder its finances and accounts).  All such visits and inspections shall be conducted in a manner which will not unreasonably interfere with the normal business operations of the Company.  The Company and each Company Subsidiary will furnish to Shareholder such other information as it from time to time may reasonably request to confirm the Purchaser's compliance with its obligations under Section 1.6.

Exhibit 2.1(23)

Section 5.10          Name Changes.  Concurrently with and as a part of the Closing, Purchaser shall file (or cause to be filed) with the Secretary of State of the State of Delaware an amendment to the Certificate of Incorporation of the Company and, as applicable, each Company Subsidiary, changing the name of such Company or such Company Subsidiary to a name which does not include the phrase "Rock of Ages" or the words "Rock" or "Ages."

Section 5.11           Deeds.  Shareholder agrees to use its best efforts to deliver to Purchaser, within thirty (30) days after the Closing Date, true and complete copies of all deeds, title insurance policies and surveys in the possession of Shareholder relating to the Real Property.

ARTICLE VI

INDEMNIFICATION; SURVIVAL; SOLE REMEDY

Section 6.1              Indemnification.

(a)                Shareholder Indemnification.  Subject to the other provisions of this Section 6.1 and Section 5.5, from and after the Effective Date, Shareholder shall indemnify and hold Purchaser, its Affiliates (including from and after the Closing Date, the Company and Company Subsidiaries) and their respective employees, representatives, officers, directors and agents (the "Purchaser Indemnitees") harmless from and against any and all out-of-pocket liability, demands, claims, actions or causes of action, assessments, losses, damages, costs and expenses (including reasonable attorneys' fees and expenses) suffered by any Purchaser Indemnitee (collectively, "Purchaser Damages") arising out of:

(i)                  the breach of or inaccuracy in any representation or warranty made by Shareholder in this Agreement;

(ii)                the breach of any covenant or agreement of Shareholder contained in this Agreement;

(iii)               the Assumed Liabilities; or

(iv)              the Excluded Assets.

provided, however, that no claim for indemnification under this Section 6.1(a) shall be valid or assertable unless (i) with respect to any such particular claim for indemnification, the Purchaser Damages exceed Twenty-Five Thousand Dollars ($25,000) and (ii) with respect to all such claims for indemnification, the aggregate amount of all Purchaser Damages exceeds One Hundred Fifty Thousand Dollars ($150,000) (the "Purchaser Threshold Amount").  Once the aggregate amount of all Purchaser Damages exceeds the Purchaser Threshold Amount, subject to the applicable limitations set forth in this Article VI, the Purchaser Indemnitees shall be entitled to indemnification for all Purchaser Damages in excess of the Purchaser Threshold Amount, provided that in no event shall Shareholder's obligations for indemnification under this Section 6.1(a) exceed the Purchase Price (except for indemnification under Section 6.1(a)(iii) and (iv), for which there shall be no limit on indemnification).  No claims for indemnification may be made under this Section 6.1(a) after the twelve (12) month anniversary of the Closing Date, provided that any liability with respect to any such claim, or notice of proposed claim that is made in writing prior to the twelve (12) month anniversary of the Closing Date shall survive until finally determined and paid and, in any event, the twelve (12) month limitation shall not apply to indemnification claims arising from representations with respect to organization, power, authority, title, or Assumed Liabilities or Excluded Assets, which shall last forever, or with respect to taxes, which shall last until the expiration of the applicable statute of limitations.  The foregoing limitations in this Section 6.1(b) shall not apply with respect to any breaches by Shareholder of Section 5.5.

Exhibit 2.1(24)

(b)               Indemnification by Purchaser.  Subject to the other provisions of this Section 6.1 and Section 5.5, Purchaser shall indemnify and hold Shareholder, and its Affiliates (excluding, for this purpose, from and after the Closing Date, the Company and Company Subsidiaries) and their respective employees, representatives, officers, directors and agents (the "Shareholder Indemnitees") harmless from and against any and all out-of-pocket liability, demands, claims, actions or causes of action, assessments, losses, damages, costs and expenses (including reasonable attorneys' fees and expenses) suffered by any Shareholder Indemnitee (collectively, "Shareholder Damages") arising out of:

(i)                  the breach of or inaccuracy in any representation or warranty made by Purchaser in this Agreement;

(ii)                the breach of any covenant or agreement of Purchaser contained in this Agreement;

(iii)               the operation of the Company and/or any Company Subsidiary following the Closing Date to the extent not arising from an Excluded Asset or Assumed Liability; or

(iv)              the enforcement of any Shareholder guaranty of obligations of the Company and/or Company Subsidiary to the extent not relating to an Assumed Liability.

provided, however, that no claim for indemnification under this Section 6.1(b) shall be valid or assertable unless (i) with respect to any such particular claim for indemnification, the Shareholder Damages exceed Twenty-Five Thousand Dollars ($25,000) and (ii) with respect to all such claims for indemnification, the aggregate amount of all Shareholder Damages exceeds One Hundred Fifty Thousand Dollars ($150,000) (the "Shareholder Threshold Amount").  Once the aggregate amount of all Shareholder Damages exceeds the Shareholder Threshold Amount, subject to the applicable limitations set forth in this Article VI, the Shareholder Indemnitees shall be entitled to indemnification for all Shareholder Damages in excess of the Shareholder Threshold Amount, provided that in no event shall Purchaser's obligations for indemnification under this Section 6.1(b) exceed the Purchase Price (except for indemnification under Section 6.1(b)(iii) and 6.1(b)(iv), for which there shall be no limit on indemnification).  No claims for indemnification may be made under this Section 6.1(b) after the twelve (12) month anniversary of the Closing Date, provided that any liability with respect to any such claim, or notice of proposed claim that is made in writing prior to the twelve (12) month anniversary of the Closing Date shall survive until finally determined and paid and, in any event, the twelve (12) month limitation shall not apply to indemnification claims arising from representations with respect to organization, power, authority, or title, or with respect to indemnification claims pursuant to Section 6.1(b)(iii) or (iv), which shall last forever, or with respect to taxes, which shall last until the expiration of the applicable statute of limitations.  The foregoing limitations in this Section 6.1(b) shall not apply with respect to any breaches by Purchaser of Section 5.5.

Exhibit 2.1(25)

Section 6.2              Notice and Resolution of Claims.  Each indemnified party under this Article VI (each a "Beneficiary") shall promptly give written notice to the indemnifying party after obtaining knowledge of any claim that the Beneficiary may have pursuant to this Article VI.  Such notice shall set forth in reasonable detail the claim and the basis for indemnification.  The indemnifying party shall have thirty (30) days within which to review the notice provided by the Beneficiary.  If the indemnifying party agrees to pay the claim for indemnification as presented, the indemnifying party shall promptly pay the Beneficiary the amount of such claim.  If the indemnifying party disputes the claim, the indemnifying party shall provide written notice of such dispute to the Beneficiary prior to the expiration of the thirty (30) day review period.  If the indemnifying party and the Beneficiary cannot resolve such dispute through negotiation within thirty (30) days of the date of the indemnifying party's notice of dispute, the parties shall submit the dispute to binding arbitration under the rules of, and before the American Arbitration Association in (a) Louisville, Kentucky, if initiated by a Shareholder Indemnitee or (b) Manchester, New Hampshire, if initiated by a Purchaser Indemnitee (the "Arbitration").  The decision of the Arbitration shall be final and binding upon the indemnifying party and the Beneficiary.  The indemnifying party and the Beneficiary shall share equally the fees, costs and expenses of the Arbitration.  If the indemnifying party fails to dispute the claim for indemnification within the thirty (30) day review period, the claim shall be paid by the indemnifying party to the Beneficiary in the amount originally claimed.  If the indemnifying party and the Beneficiary are able to resolve a disputed claim, the claim shall be paid in the amount agreed.  If a disputed claim is arbitrated, the claim shall be paid by the indemnifying party in the amount determined by the Arbitration.  Failure to dispute a claim, resolution of a dispute through negotiation of the parties, or the decision of the Arbitration shall constitute final determination of a claim for indemnification (in each instance, an "Allowed Claim").  The indemnifying party shall promptly pay or reimburse the Beneficiary, as appropriate, the amount of an Allowed Claim.

Section 6.3              Right to Assume Defense.  If a claim for indemnity shall arise from a claim or action involving a third party (a "Third Party Claim"), the Beneficiary shall permit the indemnifying party to assume its defense.  If the indemnifying party assumes the defense of such Third Party Claim, it shall take all reasonable steps necessary to investigate, defend or settle such claim and, to the extent required by this Agreement, shall hold the Beneficiary harmless from and against any and all Shareholder Damages or Purchaser Damages (as applicable) caused by or arising out of any settlement approved by the indemnifying party or any judgment in connection with such Third Party Claim.  Without the written consent of the Beneficiary, the indemnifying party shall not consent to entry of any judgment or enter into any settlement that does not include an unconditional and complete release of the Beneficiary with respect to the Third Party Claim by the claimant making the Third Party Claim.  The Beneficiary may participate in such defense or settlement through its own counsel, but at its own expense.  Any settlement shall be subject to the Beneficiary's consent, which consent shall not be unreasonably withheld or delayed.

Section 6.4              Reduction of Damages; Other Limitations.

(a)                The amount of Shareholder Damages or Purchaser Damages, as applicable, recoverable by a Beneficiary with respect to a claim under this Article VI shall be reduced by (i) the amount of any payment received by such Beneficiary (or an Affiliate thereof), with respect to Shareholder Damages or Purchaser Damages, as applicable, to which such claim relates, from an insurance carrier, and (ii) the amount of any Tax benefit realized by such Beneficiary (or an Affiliate thereof) which is attributable to Shareholder Damages or Purchaser Damages, as applicable, to which such claim relates.  A Beneficiary shall use reasonable commercial efforts to pursue, and to cause its Affiliates to pursue, all Tax benefits to which it may be entitled in connection with any Shareholder Damages or Purchaser Damages, as applicable, it suffers, and the Purchaser and Shareholder shall cooperate with each other in pursuing insurance claims with respect to any Shareholder Damages or Purchaser Damages.  If a Beneficiary (or an Affiliate thereof) receives any insurance payment in connection with any claim for Shareholder Damages or Purchaser Damages, as applicable, for which it has already received an indemnification payment from the indemnifying party under this Article VI, it shall pay to such indemnifying party, within thirty (30) days of receiving such insurance payment, an amount equal to the excess of (A) the amount previously received by the Beneficiary under this Article VI with respect to such claim plus the amount of the insurance payments received, over (B) the amount of Shareholder Damages or Purchaser Damages, as applicable, with respect to such claim which the Beneficiary was or has become entitled to receive under this Article VI.

Exhibit 2.1(26)

(b)               Without limitation of Section 6.4(a), and for the avoidance of doubt, (i) there shall be no multiple recovery for any Purchaser Damages or Shareholder Damages and (ii) in no event shall Shareholder or Purchaser, as applicable, be responsible or liable for any Purchaser  Damages or Shareholder Damages, respectively, that are consequential, in the nature of lost profits or based on a diminution in the value of the Shares, as applicable.  Shareholder and Purchaser, as applicable, shall (and shall cause its Affiliates to) use commercially reasonable efforts to pursue all legal rights and remedies available to it in order to minimize the amount of Shareholder Damages or Purchaser Damages, as applicable, for which indemnification is available under this Article VI.

Section 6.5              Survival Periods.

(a)                The representations and warranties of Shareholder and Purchaser set forth in this Agreement shall survive the Closing and the consummation of the Transactions and continue until the date twelve (12) months after the Closing Date, at which time they shall (except representations with respect to organization, power, authority, or title, which shall survive forever, or with respect to taxes, which shall survive until the expiration of the applicable statute of limitations) terminate.  All covenants, agreements and undertakings of Shareholder and Purchaser contemplating performance after the Closing Date shall survive the Closing Date in accordance with their terms, subject to the expiration of the applicable statute of limitations for any claim relating thereto, including the provisions of Sections 5.1(a) through (c), this Section 6.5, Article VII (to the extent applicable) and Article VIII.

(b)               No claim for indemnification may be made based on a representation or warranty after the expiration thereof as provided in Section 6.5(a), provided that if an indemnification claim under Section 6.1(a)(i) or Section 6.1(b)(i) is properly asserted in writing pursuant to Section 6.2 prior to the expiration as provided in Section 6.5(a) of the representation or warranty that is the basis for such claim, then, notwithstanding the provisions of Section 6.5(a), such representation or warranty shall survive until, but only for the purpose of, the resolution of such claim.

Section 6.6              Exclusive Remedy.  Except with respect to claims for fraud, or claims for equitable relief (including specific performance) made with respect to breaches of any covenant or agreement contained in this Agreement, the rights of the Beneficiaries under this Article VI shall be the sole and exclusive remedies of the Beneficiaries and their respective Affiliates with respect to claims covered by Section 6.1(a) or Section 6.1(b) or otherwise arising out of, resulting from or relating to this Agreement (including the Disclosure Schedule) or any certificates or other instruments delivered in connection with this Agreement, or any of the Transactions (other than the Supply Agreement the Commercial Leases and any transactions contemplated thereby).  Without limiting the generality of the foregoing, except with respect to claims based on fraud, in no event shall Shareholder, Purchaser, or any of their respective successors or permitted assigns be entitled to claim or seek rescission of the Transactions.  For the avoidance of doubt, Article VI shall not apply to, and neither party shall have any right or remedy under Article VI in respect of, any breach of any term or provision of the Supply Agreement or the Commercial Leases.

Exhibit 2.1(27)

ARTICLE VII

DEFINITIONS AND INTERPRETATION

Section 7.1              Definitions.  For all purposes of this Agreement, except as otherwise expressly provided or unless the context clearly requires otherwise:

"$" or "Dollars" means the lawful currency of the United States of America.

"Affiliate" means, with respect to a specified Person, is a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified.

"Agreement" or "this Agreement" means this Stock Purchase Agreement and the Disclosure Schedule.

"Allowed Claim" has the meaning set forth in Section 6.2.

"Arbitration" has the meaning set forth in Section 6.2.

"Associate" used to indicate a relationship with any person, means (i) any corporation or organization (other than the registrant or a majority-owned subsidiary of the registrant) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class of equity securities, (ii) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person or who is a director or officer of the registrant or any of its parents or subsidiaries.

"Assumed Liabilities" has the meaning set forth in Section 1.5.

"Balance Sheet" and "Balance Sheet Date" shall have the meanings set forth in Section 3.20.

"Beneficiary" has the meaning set forth in Section 6.2.

"Business Day" means a day other than Saturday, Sunday or any day on which the principal commercial banks located in Boston, Massachusetts are authorized or obligated to close under the laws of the Commonwealth of Massachusetts.

"Closing" means the closing referred to in Section 2.1.

"Closing Date" means the date on which the Closing occurs.

"Code" means the Internal Revenue Code of 1986, as amended.

"Commercial Lease Agreements" means the Commercial Lease Agreements in substantially the form attached as Exhibit B and Exhibit C.

 "Company"  has the meaning set forth in the recitals of this Agreement.

"Company Material Adverse Effect" means any material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that a Company Material Adverse Effect shall not be deemed to include, and in determining whether or not a Company Material Adverse Effect has occurred there shall not be taken into account any,  (i) changes in conditions in the United States or global economy or capital or financial markets generally, including changes in interest or exchange rates, (ii) changes in general legal, regulatory, political, economic or business conditions or changes in GAAP or interpretations thereof that, in each case, generally affect industries in which the Company or any Company Subsidiary conducts business, (iii) the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners or employees, (iv) acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, (v) earthquakes, hurricanes, floods or other natural disasters, (vi) any action taken by the Company or any Company Subsidiary as contemplated or permitted by this Agreement or with Purchaser's consent including the announcement of the execution of this Agreement or the pendency of the Transactions, (vii) any action, suit or proceeding relating to this Agreement or the Transactions, (viii) any change in the composition of the Board of Directors of the Company, or (ix) any fact, matter or circumstance disclosed in the Disclosure Schedule.

Exhibit 2.1(28)

"Company Plans" has the meaning set forth in Section 3.16(a).

"Company Subsidiary" means each Person which is a Subsidiary of the Company.

"Confidentiality Agreement" means a letter agreement dated June 22, 2007, between Shareholder and Richard Urbach.

"Contracts" means any and all purchase orders, sales orders, leases, subleases, licenses, indentures, contracts, agreements and other legally binding arrangements, whether oral or written, in effect between the Company or any Company Subsidiary, on the one hand, and one or more third parties, on the other hand.

"Default" shall mean (i) any material breach or violation of or default under any Contract, (ii) any occurrence or event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract or (iii) any occurrence or event that with or without the passage of time or the giving of notice would give rise to a right to terminate, revoke, modify, cancel, amend, change the current terms of, renegotiate, or to accelerate, increase or impose any liability under, any Contract.

"Disclosure Schedule" has the meaning set forth in Article III.

"Due Date" means, with respect to any Tax Return, the date such return is due to be filed (taking into account any valid extensions.

"Effective Date" has the meaning set forth in Section 2.2.

"Encumbrances" means any and all liens, charges, security interests, options, claims, mortgages, pledges, proxies, voting trusts or agreements, obligations, understandings or arrangements or other restrictions on title or transfer.

"Environmental Laws" means all federal, state and local laws, rules and regulations, judgments or final orders relating to pollution or protection of human health or the environment, including without limitation, laws relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, and all laws and regulations with regard to record keeping, notification, disclosure and reporting requirements regarding Hazardous Materials.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" has the meaning set forth in Section 3.16(a).

"GAAP" means United States generally accepted accounting principles.

"Governmental Entity" means any federal, state or local government or subdivision thereof or court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency.

"Hazardous Materials" means any chemicals, materials or substances defined as or included in the definition of "hazardous substances", "hazardous wastes", "hazardous materials", "hazardous constituents", "restricted hazardous materials", "extremely hazardous substances", "toxic substances", "contaminants", "pollutants", "toxic pollutants" or words of similar meaning and regulatory effect under any applicable Environmental Law including, without limitation, petroleum and asbestos.

"Indebtedness" means (i) all indebtedness for borrowed money or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), (ii) any other indebtedness that is evidenced by a note, bond, debenture or similar instrument, (iii) all obligations under financing leases, (iv) all obligations in respect of acceptances issued or created, (v) all liabilities secured by any lien on any property and (vi) all guarantee obligations.

Exhibit 2.1(29)

"Intellectual Property" means (a) all patents, patent applications and patent disclosures, together with all re-issuances, continuations, continuations-in-part, divisionals, revisions, extensions and reexaminations thereof, (b) all trademarks and service marks, including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (c) internet domain names, (d) all copyrightable works, all copyrights and all applications, registrations and renewals in connection therewith, (e) all trade secrets, and (f) all computer software (excluding generally commercially available software licensed on standard terms).

"IRS" means the Internal Revenue Service.

"Knowledge" means as follows:  a Person who is an individual will be deemed to have "Knowledge" of a particular fact or other matter if:  (a) such individual is actually aware of such fact or other matter; or (b) a prudent individual would be expected to discover or otherwise become aware of such fact or other matter in the course of conducting reasonably comprehensive investigation concerning the existence of such fact or other matter.  A Person (other than an individual) will be deemed to have "Knowledge" of a particular fact or other matter if any individual who is serving, or who has at any time during the eighteen (18) months prior to the Effective Time served, as a director, officer, partner, management employee, executor or trustee of such Person (or in any similar capacity) has, or at any time had, Knowledge of such fact or other matter.

"Law" has the meaning set forth in Section 3.15.

"Lease" means each lease pursuant to which the Company or any Company Subsidiary leases any real or personal property (excluding leases relating solely to personal property calling for rental or similar periodic payments not exceeding $50,000 per annum).

"Licenses" means all licenses and agreements pursuant to which the Company has acquired rights in or to any Trademarks, Patents or Copyrights, or licenses and agreements pursuant to which the Company has licensed or transferred the right to use any of the foregoing.

"Payor" has the meaning set forth in Section 5.5(d).

"Permitted Encumbrances" means any Encumbrances created by this Agreement, Encumbrances arising from any actions of Purchaser and Encumbrances arising under the Securities Act or state securities laws.

 "Person" means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

"Preparer" has the meaning set forth in Section 5.5(d).

 "Purchase Price" has the meaning set forth in Section 1.2.

"Purchaser" has the meaning set forth in the opening paragraph of this Agreement.

"Purchaser Damages" has the meaning set forth in Section 6.1(a).

"Purchaser Indemnitees" has the meaning set forth in Section 6.1(a).

"Purchaser Threshold Amount" has the meaning set forth in Section 6.1(a).

"Real Property" means all real property that is owned or used by the Company or any Company Subsidiary or that is reflected as an asset of the Company or any Company Subsidiary on the Balance Sheet.

"Recipient" has the meaning set forth in Section 5.5(e).

"Release" means any release, spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, leaching or migration into the atmosphere, soil, surface water, groundwater or property.

"Retained Employees" means those persons who were employees of the Company or any Company Subsidiary immediately prior to the Effective Date.

"Securities Act" means the Securities Act of 1933, as amended.

"Shareholder" has the meaning set forth in the opening paragraph of this Agreement.

Exhibit 2.1(30)

"Shareholder Damages" has the meaning set forth in Section 6.1(b).

"Shareholder Indemnitees" has the meaning set forth in Section 6.1(b).

"Shareholder Information" has the meaning set forth in Section 5.1(a).

"Shareholder Threshold Amount" has the meaning set forth in Section 6.1(b).

"Shares" has the meaning set forth in Section 1.1.

"Straddle Period" has the meaning set forth in Section 5.5(b).

"Subsidiary" means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) such Person or any other Subsidiary of such Person is a general partner (excluding any such partnership where such Person or any Subsidiary of such Person does not have a majority of the voting interest in such partnership).

"Supply Agreement" means the Authorized Retailer, Supply and License Agreement in substantially the form attached as Exhibit A.

"Tax Audit" has the meaning set forth in Section 5.5(e).

"Tax Item" means, with respect to Taxes, any item of income, gain, deduction, loss or credit or other tax attribute.

"Tax Return" means all returns and reports (including elections, declarations, disclosures, schedules, estimates, information returns and amended returns and reports) required to be supplied to a Governmental Entity relating to Taxes.

 "Taxes" means any federal, state, local or foreign taxes, charges, fees, levies or other assessments, including without limitation all net income, gross income, sales and use, ad valorem, transfer, gains, profits, excise, franchise, real and personal property, gross receipt, capital stock, production, business and occupation, disability, employment, payroll, license, estimated, stamp, custom duties, severance or withholding taxes or charges imposed by any Governmental Entity, and includes any interest, fines and penalties imposed with respect thereto.

"Third Party Claim" has the meaning set forth in Section 6.3.

"Transactions" means the transactions provided for in this Agreement.

 "Transfer Taxes" means all excise, sales, use, transfer (including real property transfer or gains), documentary, value added, stamp, filing, recordation and other similar Taxes together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties incurred in connection with the Transactions.

Section 7.2              Interpretation.

(a)                When a reference is made in this Agreement to a section or article, such reference shall be to a section or article of this Agreement unless otherwise clearly indicated to the contrary.

(b)               The words "hereof", "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, schedule and exhibit references are to the articles, sections, paragraphs, schedules and exhibits of this Agreement unless otherwise specified.

Exhibit 2.1(31)

(c)                The meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders.  Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(d)               A reference to any party to this Agreement or any other agreement or document shall include such party's successors and permitted assigns.

(e)                A reference to any legislation or to any provision of any legislation shall include any amendment to, and any modification or re-enactment thereof, any legislative provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto.

(f)                 The headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(g)                Any reference to a "third party" in this Agreement shall be deemed to refer to a Person other than Shareholder, Purchaser or their respective Affiliates.

(h)                Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed followed by the words  "without limitation."

(i)                  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.1              Fees and Expenses.   All costs and expenses incurred in connection with this Agreement and the consummation of the Transactions shall be paid by the party incurring such expenses.

Section 8.2              Amendment and Modification.  This Agreement may be amended, modified and supplemented in any and all respects, but only by a written instrument signed by the parties hereto expressly stating that such instrument is intended to amend, modify or supplement this Agreement.

Exhibit 2.1(32)

Section 8.3              Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given two (2) days after being mailed by certified mail, when delivered personally, by facsimile (which is confirmed) or one (1) business day after being sent by an overnight courier service, such as Federal Express, to the parties at the following addresses (or at such other address for a party as shall be specified by such party by like notice):

            if to Purchaser, to:

PKDM Holdings, Inc.
1407 North Dixie Highway
Elizabethtown, KY  42701
Attention:
Telephone:
Facsimile:

with a copy to (which shall not constitute notice):

J. David Smith
Stoll Keenon Ogden, PLLC
300 West Vine Street, Suite 2100
Lexington, KY  40507
Telephone: (859) 231-3000
Facsimile: (859) 253-1093

            if to the Shareholder, to:

Rock of Ages Corporation
369 North State Street
Concord, NH  03301
Attention:          Kurt M. Swenson
Telephone:        (603) 225-8397
Facsimile:         (603) 225-4801

with a copy to (which shall not constitute notice):

McLane, Graf, Raulerson & Middleton, Professional Association
P.O. Box 326, 900 Elm Street
Manchester, NH  03105-0326
Attention:          Michael B. Tule, Esq.
Telephone:        (603) 625-6464
Facsimile:         (603) 625-5650
E-mail:              mtule@mclane.com

Section 8.4              Counterparts.  This Agreement may be executed in counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart has been signed by each of the parties and delivered to the other party hereto. This Agreement may be executed by facsimile signature.

Section 8.5              Entire Agreement; No Third Party Beneficiaries.  This Agreement, the Supply Agreement, the Commercial Lease Agreement, and the Confidentiality Agreements (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof and thereof and (b) are not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder, and no Person is or is intended to be a third-party beneficiary thereof.

Exhibit 2.1(33)

Section 8.6              Severability.  Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

Section 8.7              Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

Section 8.8              WAIVER OF JURY TRIAL.  To the extent permitted by applicable law, each of Shareholder and Purchaser hereby irrevocably waives all rights to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the transactions contemplated hereby or the actions of any party hereto in the negotiation, administration, performance and enforcement of this Agreement.

Section 8.9              Venue.  Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the State of New Hampshire or any New Hampshire state court (without waiving the right to remove an action to federal court) in the event any dispute arises out of this Agreement or any of the Transactions, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it shall not bring any action relating to this Agreement or any of the Transactions in any court other than a Federal or state court sitting in the State of New Hampshire, except any action to enforce a judgment obtained in any such Federal or state court.

Section 8.10          Time of Essence. Each of the parties hereto hereby agrees that, with regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

Section 8.11          Extension; Waiver.  At any time prior to the Closing Date, either party may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 8.12          Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto without the prior written consent of the other party.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

Exhibit 2.1(34)

IN WITNESS WHEREOF, Purchaser and Shareholder have duly executed this Agreement as of the date first written above.

PKDM HOLDINGS, INC.

By: /s/ Richard M. Urbach
Name: Richard M. Urbach
Title: President

ROCK OF AGES CORPORATION

By: /s/ Kurt Swenson
Name: Kurt M. Swenson
Title: Chairman of the Board and Chief Executive Officer